Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

June 14, 2024

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on June 17, 2024.

ITEM 4.	Summary of Material Change

Almaden has commenced international arbitration proceedings against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”), by filing its Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”).

Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Company’s Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

Almaden is pursuing this arbitration together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries, and based on a preliminary estimate will be seeking damages of no less than US$200 million, in the aggregate.

ITEM 5.	Full Description of Material Change

Almaden announced that it had commenced international arbitration proceedings against the Mexico under the CPTPP, by filing its Request for Arbitration with ICSID.

The Company’s international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of ICSID. Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Company’s Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

Almaden initiated the six-month consultation period required under the CPTPP on December 13, 2023. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the Company’s investment dispute. The Company filed notice of its intention to submit a claim to arbitration against Mexico under the CPTPP on March 14, 2024, triggering a 90-day notice period prior to filing. With this notice period completed, the Company filed its Request for Arbitration with ICSID.

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As part of the CPTPP requirements, although still at an early stage in the arbitration process, the Company must submit an initial and preliminary estimate of damages claimed. Almaden is pursuing this arbitration together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries, and based on a preliminary estimate will be seeking damages of no less than US$200 million, in the aggregate.

As the arbitration proceeds, the Company expects to appoint a quantum expert who will prepare a professional damages assessment for review by the arbitration tribunal. The Company will update shareholders as this process evolves.

The Company has engaged international arbitration counsel at Boies Schiller Flexner to act on its behalf.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, Executive Vice President

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

June 19, 2024

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the appointment of a quantum expert and the result and damages arising from the Company’s request for arbitration.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; treatment of environmental matters and indigenous consultation under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca project; uncertainty as to the outcome of arbitration; community relations; governmental regulations; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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